8480 E. Orchard Rd, Ste 4900

Greenwood Village, CO 80111

Via Edgar Filing

October 4, 2024

Kellie Kim

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC

Re:	Selectis Health, Inc.
Form 10-K for the year ended December 31,2023 Filed April 16, 2024
File No. 000-15415

Ladies and Gentlemen:

Please accept the following in response to the comments of the Commission dated August 8, 2024.

Form 10-K for the year ended December 31,2023

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 24

1.	We note that based on your evaluation, management concluded that disclosure controls and procedures were not effective as of December 31, 2023 due to material weaknesses in internal controls over financial reporting. Please revise to explicitly state management’s conclusion regarding internal control over financial reporting as of December 31, 2023.

Response: Revised as requested, see Item 9A, page 24 of Amendment No. 1

Exhibits

2.	We note that Exhibits 32.1 and 32.2 refer to the Annual Report of Selectis Health, Inc. (the “Company”) on Form 10-K for the period ended December 31, 2022. Please file a full amendment to furnish Section 902 certifications that refer to the Form 10-K for the period ended December 31, 2023.

Response: Revised as requested, see revised exhibits

General

3.	We note the sale of the Archway Property effective June 18, 2024. Please confirm that in future periodic filings you will provide robust MD&A disclosure of this sale and the anticipated impact on your operating revenues and expenses to the extent material.

Response: Confirmed as requested.

October 4, 2024

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Creamer, III
James Creamer, III
Chief Financial Officer
Selectis Health, Inc.